EXHIBIT 11

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

COMPUTATION OF EARNINGS PER SHARE

	For the Years Ended December 31,
	2007	2006	2005
Basic:

Earnings available to common Shareholders	$28,191,812	$20,532,198	$14,656,410

Weighted average common shares outstanding	10,648,408	8,729,734	6,736,938

Basic earnings per common share	$ 2.65	$ 2.35	$ 2.18

Diluted:

Earnings available to common Shareholders	$28,191,812	$20,532,198	$14,656,410

Weighted average common shares outstanding	10,648,408	8,729,734	6,736,938

Weighted average common shares equivalents associated with options	348,798	365,689	426,954

Total weighted average common shares	10,997,206	9,095,423	7,163,892

Diluted earnings per common share	$ 2.56	$ 2.26	$ 2.05